SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

______________________

SCHEDULE 13D
under the Securities Exchange Act of 1934
(Amendment No. 7)*
______________________

GOLD FIELDS LIMITED
(Name of Issuer)
______________________
American Depositary Shares, each representing one Ordinary Share of par value
Rand 0.50 each
Ordinary Shares of par value Rand 0.50 each

(Title of Class or securities)
______________________

American Depositary Shares: 38059T106
Ordinary Shares: 38059R100
(CUSIP Number)
______________________

Denis Morozov
22 Voznesensky Pereulok
Moscow, 125993
Russia

with a copy to:

William A. Plapinger, Esq.
Sullivan & Cromwell LLP
1 New Fetter Lane
London EC4A 1AN
England
(011) (44) 20 7959-8900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communication)

June 7, 2005
(Date of Event to Which This Filing Relates)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

(Continued on following pages)

CUSIP No. 38059T106 / 38059R100
1	Names of Reporting Persons MMC Norilsk Nickel IRS Identification Nos. of Above Persons (entities only) Not Applicable (foreign entity)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3	SEC Use Only
4	Source of Funds (See Instructions) BK, WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization Russian Federation
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 98,467,758 ordinary shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 98,467,758 ordinary shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 98,467,758 ordinary shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 20.0%
14	Type of Reporting Person (See Instructions) HC

CUSIP No. 38059T106 / 38059R100
1	Names of Reporting Persons Jenington International Inc. IRS Identification Nos. of Above Persons (entities only) Not Applicable (foreign entity)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 98,467,758 ordinary shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 98,467,758 ordinary shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 98,467,758 ordinary shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 20.0%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. 38059T106 / 38059R100
1	Names of Reporting Persons Vladimir O. Potanin IRS Identification Nos. of Above Persons (entities only) Not Applicable (foreign entity)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization Russian Federation
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 98,467,758 ordinary shares (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 98,467,758 ordinary shares (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 98,467,758 ordinary shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 20.0%
14	Type of Reporting Person (See Instructions) IN

(1)     Pursuant to Rule 13d-4 of the Act, the filing of this statement shall not be construed as an admission that Mr. Potanin is, for the purpose of Sections 13(d) or 13(g) of the Act, the beneficial owner of 98,467,758 ordinary shares.

CUSIP No. 38059T106/38059R100
1	Names of Reporting Persons Mikhail D. Prokhorov IRS Identification Nos. of Above Persons (entities only) Not Applicable (foreign entity)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization Russian Federation
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 98,467,758 ordinary shares (2)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 98,467,758 ordinary shares (2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 98,467,758 ordinary shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 20.0%
14	Type of Reporting Person (See Instructions) IN

(2)     Pursuant to Rule 13d-4 of the Act, the filing of this statement shall not be construed as an admission that Mr. Prokhorov is, for the purpose of Sections 13(d) or 13(g) of the Act, the beneficial owner of 98,467,758 ordinary shares.

           This Amendment No. 7 (“Amendment No. 7”) amends and supplements the Statement on Schedule 13D originally filed on April 7, 2004, as amended by Amendment No. 1 thereto filed on August 6, 2004, Amendment No. 2 thereto filed on October 18, 2004, Amendment No. 3 thereto filed on December 17, 2004, Amendment No. 4 thereto filed on January 28, 2005, Amendment No. 5 thereto filed on April 19, 2005 and Amendment No. 6 thereto filed on April 21, 2005 relating to the ordinary shares, par value Rand 0.50 per share (the “Shares”), of Gold Fields Limited, a company organized under the laws of the Republic of South Africa (the “Company”). The Schedule 13D, as amended, is referred to herein as the “Schedule 13D”. Unless otherwise indicated, capitalized terms used but not defined herein have the meanings assigned to such term in the Schedule 13D.

Item 4. Purpose of Transaction

           The last paragraph of Item 4 is hereby amended and restated as follows:

           On May 10, 2005, Gold Fields invited the Company to appoint two members to the board of directors of Gold Fields. On June 7, 2005, the Company accepted the invitation and will nominate two non-executive directors to fill two vacancies on the fifteen-member Gold Fields’ board. The Company has decided to nominate Artem Grigorian, an outside consultant to the Company and Sergei Stefanovich, Head of Strategy Development at the Company to become members of the Gold Fields board. The Company expects that the said individuals will become directors for Gold Fields in due course in accordance with Gold Fields’ corporate governance procedures.

           Except as set forth herein, no Reporting Person has any present plans or proposals that relate to or would result in the occurrence of any of the events specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate plans or make proposals, and take such actions with respect to their investment in the Company, including any action that relates to or would result in the occurrence of any or all of the events specified in clauses (a) through (j) of Item 4 of Schedule 13D, and any other actions, as they may determine. The Reporting Persons intend to review continually their investment in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including but not limited to, general economic and business conditions and precious metal and stock market conditions, the Reporting Persons may determine to increase or decrease their equity position in the Company by acquiring additional Shares or disposing of some or all of the Shares they may hold.

SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 8, 2005

MMC NORILSK NICKEL By: /s/ Mikhail Prokhorov Name: Mikhail Prokhorov Title: Deputy General Director
JENINGTON INTERNATIONAL INC. By: /s/ Siegfried Pasqual Name: Siegfried Pasqual Title: Director
VLADIMIR O. POTANIN By: /s/ Vladimir O. Potanin Name: Vladimir O. Potanin
MIKHAIL D. PROKHOROV By: /s/ Mikhail Prokhorov Name: Mikhail Prokhorov

EXHIBIT INDEX

Exhibit A Exhibit B Exhibit C Exhibit D Exhibit E Exhibit F	Officers and Directors of Reporting Persons. Agreement Relating to Joint Filing of Schedule 13D.* Purchase Agreement.* Power of Attorney.* Facility Agreement.* Intercompany Purchase Agreement.**
Exhibit G	Irrevocable Undertaking in Respect of a Proposal by Harmony Gold Mining Company Limited to Acquire All the Shares in Gold Fields Limited.***
Exhibit H	Letter, dated January 26, 2005, from Bernard Swanepoel to Norilsk Nickel, received by facsimile transmission on January 28, 2005.****
Exhibit I	Consent Letter, dated April 18, 2005, among JBVI, Norilsk Nickel and Harmony*****
Exhibit J	Press Release issued by Norilsk Nickel on April 18, 2005*****
Exhibit K	Share Subscription Agreement, dated April 18, 2005, between JBVI and Norilsk Nickel

* ** *** **** *****	Filed with the initial statement on Schedule 13D on April 7, 2004.
Filed with the Amendment No. 1 to Schedule 13D on August 6, 2004.
Filed with the Amendment No. 2 to Schedule 13D on October 18, 2004.
Filed with the Amendment No. 4 to Schedule 13D on January 28, 2005.
Filed with the Amendment No. 5 to Schedule 13D on April 19, 2005.